EX-28.p.13

Doing the Right Thing

Our Global Code of Conduct

Global Code of Conduct - introduction

Doing the right thing

We’re working together to create a world-class investment company with a world-class culture.

To achieve success, we must operate responsibly at every level – when working on our own or as part of a team and most importantly, when we’re dealing with our customers, clients and the communities around us.

Acting responsibly, or ‘doing the right thing’, is more than just complying with the letter of the law. It’s about building trust, working together collaboratively and being committed to excellence in everything we do. It’s about making a positive difference to the environment and communities we work in. And it’s about operating and growing responsibly so that we can keep doing these things for many years to come.

Our strategic partners, customers and clients have chosen to trust us because of the excellent reputation we have for acting with integrity, honesty and always doing the right thing. Continuing to do this well will set us apart from others and reinforce confidence in our brand.

Our Code of Conduct covers the whole business globally. It gives us all a set of principles and standards we can follow and hold ourselves to. It’s also published on our corporate websites in Standard Life Aberdeen and Aberdeen Standard Investments for our stakeholders to see.

We all share a responsibility to read and understand the Code’s principles and apply them daily to every action we take. Doing this helps us to make sure we continue to do the right thing.

Thank you for your commitment,

Keith and Martin

About our Code

Our Code has two main aims

Most importantly, it encourages us all to think about what doing the right thing means in practice – for example how to ensure you are making the right decision for our customers and clients, where you can go for help, and how you can speak up.

Secondly, it summarises the main conflicts of interest areas covered by our policy and risk appetite frameworks. These, together with policies, procedures and local agreements contain more detailed information.

Complying with this Code

This code applies to all our people, including contractors and secondees. It could only take one serious breach of these standards to undo much of our good work. As individuals we must know what is expected of us, take personal accountability for our actions and know how to respond if someone is acting improperly. Please read this Code and think about how it applies to you.

In addition to this Global Code of Conduct, all Supervised Persons and Access Persons of Aberdeen Standard Investments, including contractors and secondees, must comply with additional requirements that are specific to the asset management industry. You will have previously been advised by Risk and Compliance if you are deemed to be a ‘Supervised Person’ or an ‘Access Person’ and will be provided with additional documentation setting out these requirements.

At the end of the Global Code of Conduct you will find a ‘Useful Information’ section which contains links to a number of key policies, procedures and local agreements containing further information on the topics covered in the Code.

What happens if I do not meet the conduct standards?

Any action that falls short of the requirements of this Global Code of Conduct or any of our regulators may be dealt with under Standard Life Aberdeen’s formal investigation and disciplinary procedures. Depending on the specific circumstances of the breach, disciplinary action may result in your dismissal. In the case of contractors and agency workers, any inappropriate conduct may lead to the termination or suspension of services. We may also be obliged to submit a report to our regulators and/or the authorities.

If you become aware of a breach of the Global Code of Conduct and/or a regulatory breach you must report this at the earliest opportunity to your manager and/or Risk and Compliance, or via the whistleblowing Speak Up helpline (see the ‘Wrongdoing and Speaking Up’ section starting on page 16).

“Standard Life Aberdeen” refers to Standard Life Aberdeen plc and all of its subsidiaries.

How do I know if I am doing the right thing?

Decisions are not always straightforward.

Sometimes it will be obvious that an action is not the right thing to do, is unethical, goes beyond acceptable limits, or is even illegal.

On other occasions it may not be clear at all.

Asking yourself the questions shown in the diagram below can help you to work out whether what you are proposing to do is the right thing.

Put yourself in the shoes of our customers, clients, strategic partners, colleagues, the public and regulators. How would it look to them?

If you think your decision may reflect badly on Standard Life Aberdeen you should speak to someone (e.g. your line manager, Risk and Compliance) about it before you act.

The Wrongdoing and Speaking up section starting on page 16 explains where you can go to report a concern.

Remember that everyone we work with expects us to make decisions with professionalism and good judgement.

Working with others

How we treat others reflects on us individually and as a business. No matter who we work with, we value fairness, honesty, respect, consistency and collaboration as the hallmarks of good relationships.

Standard Life Aberdeen promotes ethical practices and policies. We all have a common responsibility to protect people from human rights abuses, which includes taking reasonable steps to ensure that we invest in companies and work with partners and suppliers that apply the same high standards.

We support action to eradicate Modern Slavery and Human Trafficking. In terms of the UK’s Modern Slavery Act 2015, we publish an annual group Modern Slavery statement, explaining the steps taken to help ensure that slavery and human trafficking are not taking place in our own business or supply chains,

Our customers and clients

Fair treatment of our customers and clients is at the heart of our culture and we are committed to building valuable long-term relationships with them that help them to protect and grow their assets.

We aim for high standards in everything, with propositions that are well designed and driven by the needs of customers and clients.

We accept and respect that the needs of our customers and clients are varied and will change throughout their relationship with us. We recognise that there are times when they could be vulnerable and we will listen to them, responding in a flexible manner that is understandable and accessible. We’re all expected to treat our customers and clients with fairness and respect, including in all of our communications.

Who do you work with?

•	Customers and clients

•	Strategic partners

•	Our people

•	Governments and regulators

•	Our shareholders

•	Industry bodies

•	Suppliers

•	The media

The same principles apply, no matter who you work with.

What should I do if… …I’ve been asked a question but I don’t think I have all the facts, or it’s about something I’m not very knowledgeable on?

Say that you’ll find out more about the situation and respond later. If you feel it’s appropriate to give an initial view, be clear about any assumptions you’ve made and say that you will confirm your view later, and that it may change.

Our people

We treat people fairly and with respect. We are committed to creating an open, safe and supportive working environment that drives high levels of engagement and performance.

We’re not all the same. We accept and respect our differences – and embrace the richness this diversity can bring to our relationships.

We expect you to behave professionally at work and outside of work when representing the company and that you consider the impact of your behaviour on others.

We don’t engage in or tolerate harassment, bullying, intimidation or offensive behaviour in any shape or form.

We take care not to place ourselves or those around us in danger, and we respect local health and safety policies.

Our communications

There are more ways than ever to communicate with each other. Think about what you need to say and who you need to say it to. Verify the facts before making a statement.

Choose the most appropriate method of communication and be particularly careful when using social media. However we say it, what we say should be timely, clear, fair and not misleading. It needs to present a fair picture and be appropriate to the intended audience. Don’t make public statements that could be interpreted as Standard Life Aberdeen’s view on the matter, unless you are authorised to do so.

Do you need to say it?

•	Never say anything you wouldn’t be comfortable being personally identified with

•	Think about whether you need to say it at all

•	Every document, phone call, email and instant message is a record that may become public

Acting with integrity

Acting with integrity and being a responsible business is fundamental to the way in which Standard Life Aberdeen operates. We all have a basic responsibility to comply with the law, regulations, statutory codes, company policies and authorisations relevant to our roles.

However, acting with integrity is a higher standard. It involves more than just complying with the letter of the law. It requires us to think about every action we take – before we take it – to ensure we are doing the right thing and acting in the interests of our customers and clients. Failing to meet a high ethical standard will reflect poorly on you individually and on Standard Life Aberdeen as a business.

Compliance with regulations and law

We are committed to ensuring compliance with the requirements of our regulators and legal frameworks in all the countries in which we operate.

We all have a responsibility to be aware of the requirements applicable to our roles, to comply with them and if in doubt seek advice.

Personal integrity

We all have a responsibility to notify important changes of personal circumstances – such as criminal proceedings or formal financial proceedings – which could impact on your role. Standard Life Aberdeen will appropriately support you in doing the right thing.

Anti-competitive behaviour

We must take care to avoid practices that may be viewed as anti-competitive, for example sharing confidential information with our competitors.

Training

We must all attain and maintain the competency required to perform effectively in our roles. It is important that we all take responsibility for our own personal development.

To support this, Standard Life Aberdeen provides a number of mandatory training courses that you must complete on joining the company and then periodically in line with the requirements of your role. We will also provide opportunities for training that is relevant to your role.

Accurate reporting

Standard Life Aberdeen is committed to complete, accurate and timely reporting to the market and the authorities, including our regulators.

Those of us who are responsible for accounting and financial record keeping duties have an obligation to ensure that all transactions, funds, assets, revenues and expenses are accounted for correctly and reported appropriately.

Money Laundering and Financial Crime

Money laundering is the attempt to hide or disguise the origin of funds to conceal criminal activity. Financial services companies can often be targeted by money launderers.

We have a duty to ensure that identity and other checks are conducted for new business relationships including customers and clients, third parties, partners and suppliers.

We must ensure we only receive or pay money to individuals and entities that have been suitably identified and verified in accordance with local legal requirements.

Standard Life Aberdeen values its reputation for financial integrity and reliability and is committed to preventing, detecting and reporting Fraud and developing an anti-Fraud culture.

If you have any suspicions of money laundering, fraud or any other financial crime occurring, you must raise a Suspicious Activity Report or follow the guidance on how to report wrongdoing using the whistleblowing Speak Up procedures.

Tax Evasion

Tax evasion is the act of intentionally underpaying tax. This is a criminal offence and can be committed at an Individual or corporate level. It is also an offence to facilitate another party’s actions in evading tax. We must ensure we take all reasonable measures to avoid facilitating another party’s actions in evading tax, and only work with other parties who apply the same high standards.

Conflicts of Interest & Outside Appointments

What is a conflict of interest?

A conflict of interest is any situation where the interests of the Company, or of our people, are in competition with those of a customer or client leading to a risk that a customer or client may be adversely affected.

Conflicts generally fit into one of two categories:

1.	Those that arise while conducting business for Standard Life Aberdeen and on behalf of its customer/clients (i.e. the company’s interest conflicts with a customer’s/client’s interest, or a client’s interest conflicts with another customer’s/client’s interest);

2.	Those resulting from personal activities of our people outside of Standard Life Aberdeen (e.g. outside appointments, involvement in public affairs, personal political donations).

Across the different aspects of our business (i.e. asset management, pensions and savings, platforms and advice), we provide a range of customer and client services and play multiple roles. We need to ensure that our decisions and actions do not lead us to further our own interests rather than acting in the best interest of our customers and clients.

We all have a duty to avoid conflicts of interest if we can. Sometimes it’s not possible – and in that case we have a responsibility to declare the conflict and deal with it fairly and transparently.

We all must avoid outside appointments and personal, business or investment activities that may conflict with the interests of Standard Life Aberdeen, our customers and clients.

What are outside appointments?

Outside appointments are any positions held with any organisations outside Standard Life Aberdeen by any Standard Life Aberdeen director or employee. This includes any voluntary or charitable business appointments, business ventures and significant ownership of companies.

What are the restrictions on undertaking outside appointments?

•	You must never use knowledge gained through your role in Standard Life Aberdeen for an advantage in an outside role or pass knowledge to someone who may use it in this way.

•	If you are working for, or linked with, a firm or body that is conducting business negotiations with Standard Life Aberdeen, or any of its subsidiaries, you must not take part in, or influence, these negotiations in any way.
•	In addition, your contract of employment may prevent you from taking a second job. If you are entitled to take a second job it must not be with one of Standard Life Aberdeen’s competitors.

What are my obligations in relation to outside appointments?

•	You must comply with the Standard Life Aberdeen Outside Appointments policy and procedures relevant to your business unit and role.

•	If you are unsure, contact Group Secretariat.

Market Conduct and Inside Information

What is Market Abuse?

There are three aspects to market abuse. It is:

•	The misuse of inside information for won gain or avoidance of loss,

•	Unlawful disclosure of inside information, or

•	Manipulating markets by giving false or misleading signals as to the price, supply, or demand for securities.

We all must conduct ourselves with integrity and honesty when making investment decisions on behalf of our customers and clients. You must abide by the general principles set out within the global regulatory environment and must never engage in market abuse.

What is inside information?

Inside information is precise information that is not generally available and that a reasonable investor would use to help them make investment decisions. It is also information that, if generally available, would be likely to significantly affect the price of an investment.

This includes if you have knowledge of Standard Life Aberdeen’s future intentions, including knowledge of future investment decisions of Standard Life Aberdeen or any of its entities products or funds. You must not make use of this knowledge if it is not generally available. You must also not pass on this knowledge to anyone who does not require it for work purposes.

What are the restrictions on my activities?

You must not conduct market abuse either for personal gain or for Standard Life Aberdeen’s gain. In particular, you must not conduct any personal account dealing if you have inside information or suspect that such dealing would be market abuse.

What are my obligations if I suspect market abuse or have inside information?

If you suspect any form of market abuse you must inform Risk and Compliance, or raise your concern using the whistleblowing Speak Up helpline (see page 16 and 17), immediately to ensure the appropriate notifications are made. If you are unsure as to whether you have correctly identified inside information, please refer to the Standard Life Aberdeen inside Information and Securities Dealing policy and your business unit’s procedures and guidance for further information on how to identify and assess potential inside information.

What should I do if…

…I overhear information about Standard Life Aberdeen’s results before they are announced?

You should not share what you have heard or deal in Standard Life Aberdeen Plc shares. The information is likely to be confidential and may be inside information. You should also speak to the person you overheard to let them know what has happened.

…I am on an Insider List and wish to trade in Standard Life Aberdeen Plc shares?

You must contact Group Secretariat.

...I receive or overhear sensitive information about one of Standard Life Aberdeen’s products before it is publicly available?

You should not share what you have heard (including sharing with internal stakeholders) or deal in the relevant product if the information you have is precise, sensitive, and if it was available to other investors it is likely to have a material impact on the price of the product or allow you to gain an unfair advantage if you acted on that information.

Malpractice, Anti-Bribery & Inducements

Gifts & Entertainment

What are gifts and entertainment?

Gifts and entertainment are:

•	the giving or receiving of gifts and hospitality

•	invitations to events that would otherwise incur a cost to attend

•	events that contain a significant hospitality element

•	the provision of flights or accommodation.

Standard Life Aberdeen has a zero tolerance towards bribes, offered or accepted; it is therefore incumbent on us all to exercise care when offering or accepting gifts or entertainment. These may be perceived as a conflict of interest, an inappropriate inducement or even a bribe, and may risk bringing Standard Life Aberdeen into disrepute.

Before offering or accepting a gift or hospitality, we have a duty to assess whether it’s appropriate, taking into account who is involved, the nature of the relationship and the value of the gift or hospitality. Local authorisation procedures and limits on the type and value of gifts and entertainment are in place and must be followed.

We must all record these kinds of benefits (whether offered or received) on the appropriate register in line with local procedures.

Please ensure you are aware of the requirements within the Gifts and Entertainment procedures and agreements relevant to your business unit before accepting or arranging any gifts or entertainment.

If you are planning to provide a gift or some entertainment or you are responsible for authorising any of these activities, you need to consider the questions in the following diagram before going ahead.

If you have any doubt about the answers to these questions, this may indicate that the activity may not be appropriate. If you are unsure, contact your Financial Crime team.

Political Donations and Dealing with Public Officials

What are political donations?

Political donations are any gift, subscription, loan, advance or deposit of money or anything of value made for:

1.	The purpose of influencing any election for federal, state, district or local office

2.	Payment of debt incurred in connection with any such election

3.	Transition or inaugural expenses of the successful candidate for state or local office

We must not make monetary donations or give indirect assistance to political organisations or election candidates on behalf of Standard Life Aberdeen.

We must not undertake on Standard Life Aberdeen’s behalf any activity that could be reasonably regarded as intending to influence public opinion towards any political party, organisation or election candidate.

If you personally wish to make political donations, you must consider whether there is a conflict of interest, for example if you are donating to a local or district council who are a client or potential client.

Examples of “indirect assistance”

•	Gifts, sponsorship, subscriptions or loans

•	Expenditure incurred in preparing, publishing and disseminating material.

•	The payment of expenses incurred directly or indirectly by a political party, organization or independent candidate.

Who are public officials?

Public officials are individuals who hold legislative, administrative or judicial positions of any kind, exercise a public function or are an official of a public domestic or international organisation.

Public officials have a duty of care to the people they represent and in most countries there is specific legislation covering their exposure to corruption.

We do not offer any payments, gifts or other advantages to anyone (including public officials) with the intention of inducing them to act improperly. We must never make, or knowingly benefit from a third party making, any inappropriate payment or gift to a public official in order to influence their actions. This includes facilitation payments or “grease payments” which may be regarded as normal in some countries.

For more information refer to the guidance and policy on Political Donations or Support relevant to your business area.

What is a facilitation payment?

A facilitation payment is any payment made to a public official to ensure that they perform their duty.

We should never request or accept such payments, gifts or other advantages. You should reject any requests for facilitation payments except in ‘extenuating circumstances’ and report them to Risk and Compliance or via the whistleblowing Speak Up helpline (see page 16 and 17). Extenuating circumstances are when there is an immediate threat to life, limb or liberty.

Expenses & Company Assets

We are committed to protecting our customer, client and company assets. We all have a duty to guard against waste and abuse of these assets.

What are expenses?

Expenses are costs incurred and paid for using a company credit card or your own money for business related and other authorised activities.

What are the restrictions on my expenses claims?

Only items that meet the requirements contained in the procedures and guidance on expenses relevant to your business area can be paid for or reclaimed.

If you are ordering goods or services from a third party supplier, they must be paid following the applicable local procedures. A purchase order must be approved before you order any goods or services.

What are my obligations in relation to expenses?

•	You must comply with your business unit’s policy and procedures on expenses.

•	Expense claims must be filled out accurately and completely, including all necessary fields.

•	You must submit receipts within the appropriate timescales via your local procedure. If you are an authorising manager, you must check receipts before approving.

What are company assets?

Company assets are primarily for business use. We should use them responsibly, efficiently and only for legitimate business purposes in line with company and local policies. We should limit any personal use of the phone, email and internet in line with local guidelines.

We must take care to protect physical assets like mobile phones and tablets and secure them when not in use, whether inside or outside the office.

We are all expected to help conserve resources, for example minimising energy, water and paper consumption and recycling any waste.

What should I do if…

…I realise I have been overpaid expenses?

The overpayment will need to be repaid. Contact your local finance team who deal with staff expenses or, if you are not sure who to contact, speak with your manager.

Using Information Responsibly

We are committed to protecting our customer, client and corporate information.

The confidentiality, integrity and availability of our information is critical to safeguarding our customers, our clients, our people, our reputation, our financial integrity and allowing us to meet our business objectives. We must never use confidential or inside information for personal gain – or to benefit friends, family or our associates. We must always treat Standard Life Aberdeen’s confidential information as we would our own.

It is important to consider the audience of such confidential information before sharing it, even with colleagues, to ensure that it is indeed necessary to share the information and whether this may lead to a potential or actual conflict of interest.

What data needs to be kept secure?

We must protect information relating to our customers and clients from unnecessary disclosure, whether inside or outside Standard Life Aberdeen. This includes both corporate information and individuals’ personal data. We all have a duty to think carefully before disclosing any information.

We must be particularly careful with different types of data:

•	Customer/client data – such as bank details and during ‘Know your customer’ checks

•	Corporate data – for example information obtained during due diligence or service reviews of business partners

•	Employee data – including personnel and medical files of our people

•	Intellectual property – for example details of a new product or investment strategy, or the design of a new property we are developing.

We must all meet the requirements set out in the Standard Life Aberdeen Protection of Information and Resilience Policy and meet the local guidance and requirements for electronic communications and the use of social media. We must also meet any individual obligations relating to confidentiality as contained within your contract of employment, as well as adhering to applicable data protection and privacy laws. This is particularly relevant for personal data, which includes any data or information we have or could come into possession of which allows us to identify a living individual.

What are my obligations in relation to the confidentiality and security of information?

We must all think carefully when working with or disclosing information, particularly outside Standard Life Aberdeen, about the legal requirements and the potential personal or reputational damage that could result from inappropriate disclosure. Be particularly careful when using social media.

•	You should not conduct business communications using your personal email account

•	You may not use social media for business purposes unless specifically approved to do so

•	Anyone who chooses to make their association with Standard Life Aberdeen known when they use personal social media profiles should make it clear that the views they express are theirs and do not represent Standard Life Aberdeen ’s views.

What happens if I do not treat information with the appropriate level of security and confidentiality?

In addition to breaching internal policies and procedures, deliberate misuse of information can result in criminal and civil enforcement. In most countries, there is an information or privacy regulator with powers to fine individuals and companies who do not protect personal and confidential information.

What should I do if…

…I notice that I (or a colleague) have emailed information to the wrong person?

First of all establish the nature of the information, how sensitive was it, was it confidential company information or personal details of our customers and was the information issued by email in a password protected document that only the correct person knows? Knowing the answers to these questions will help us understand the level of exposure for the business or our customers and clients.

Contact the recipient and advise the information has been sent to them in error and ask them to confirm that it has been destroyed securely.

If personal data has been sent to someone else in error, raise a Data Protection breach immediately using the normal process in your error and advise your Manager of the mistake so they can help assess the risk and advice on the appropriate action to take.

Wrongdoing and Speaking up

Speaking up is about more than reporting illegal or unethical behaviour. Reporting this kind of behaviour is, of course, important but we all have a duty to raise concerns of wrongdoing. By raising your genuine concerns as soon as you can, you are potentially helping to protect our customers, clients, people and the business from financial and/or reputational loss.

Reporting a concern about wrongdoing is known as whistleblowing. This is not to be confused with concerns about working conditions or relationships with your colleagues which are covered by your local grievance procedures.

You will not be at risk of losing your job or suffering any form of reprisal as a result of raising a genuine concern. Standard Life Aberdeen does not tolerate the harassment or victimisation of anyone raising a genuine concern and considers it a disciplinary matter to victimise anyone who has raised a genuine concern.

Who can I speak to?

You can speak to your line manager about any of the matters raised in this Code.

You can also contact the Risk and Compliance team if you need advice or suspect misconduct, illegal or unethical behaviour or financial crime and are unsure what to do. Additionally, if you feel you cannot raise your concern using your normal reporting line, or wish to raise it anonymously, you can do so using our confidential whistleblowing Speak Up hotline.

In all jurisdictions where we operate we comply with the applicable whistleblowing regulations and legal requirements. Anyone working as part of Standard Life Aberdeen can raise concerns with the UK’s Financial Conduct Authority, the Prudential Regulation Authority, or with their local regulator, including the whistleblowing services of the Securities and Exchange Commission or the Financial Industry Regulatory Authority in the United States.

Concerns can be raised directly with the relevant regulator at any time, whether you’ve raised the concern internally first or not. You are not required to obtain prior approval to make such a report or notify the company that you have done so.

Confidential Speak Up hotline

An independent and confidential Speak Up service is available to all people working for Standard Life Aberdeen to raise concerns of wrongdoing. The service is provided by Safecall who are recognised as a leading global authority on all aspects of whistleblowing. You can use it to raise a concern of wrongdoing within Standard Life Aberdeen but feel uncomfortable using your normal internal channels to report it.

Additionally, Standard Life Aberdeen has subscribed to Public Concern at Work (PCaW), a charity that provides independent and confidential advice to employees if they ever find themselves in a dilemma regarding what to do if they witness wrongdoing at work. PCaW offer an advice line - 0207 404 6609, which is managed by qualified lawyers with a wealth of experience in whistleblowing law and practice, who can provide support to you as a whistleblower. This is an advice service not a reporting line; you should report wrongdoing in accordance with the whistleblowing Speak Up process.

In the UK, contact 0800 915 1571 or via www.safecall.co.uk/report or via standardlifeaberdeen@safecall.co.uk

For other countries, local whistleblowing Speak Up telephone numbers and the online form can be found on your local intranet.

Useful information

All Standard Life Aberdeen risk policies are available to view on your intranet site at:

Standard Life Aberdeen Risk Policies

If you do not have access to the intranet copies can be obtained from your local Risk and Compliance team.

Specific Policies referred to in this Code are:

Standard Life Aberdeen Conflicts of Interest Policy

Standard Life Aberdeen Outside Appointments Policy

Standard Life Inside Information and Securities Dealing Policy

Standard Life Aberdeen Protection of Information and Resilience Policy

Additional guidance on processes and procedures to enable you to comply with the standards of the Global Code of Conduct can be found on the intranet or you should contact your Risk and Compliance team.

Additional information on whistleblowing and Speaking Up can be found at:

Speak Up - what it means